December 15, 2006

Paul A Brooke
Chairman and Chief Executive Officer
Ithaka Acquisition Corp.
100 South Pointe Drive, 23rd Floor
Miami, Florida 33139

RE: **Ithaka Acquisition Corp.**
Registration Statement on Form S-4
Filed on November 1, 2006
File No. 333-138365

Dear Mr. Brooke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that Alsius security holders holding a majority of the required Alsius voting power have already approved the merger agreement by consent action and you are not soliciting a vote of the Alsius security holders.

   Therefore, an investment decision with respect to the shares to be issued pursuant to the merger agreement appears to have been made already and it does not appear that such shares may be registered pursuant to the Form S-4 filed by the company.

We suggest that you consider submitting substantive amendments to correct the other deficiencies in your Form S-4 noted below in the form of a Schedule 14A and request withdrawal of the Form S-4. We note that requesting withdrawal of the Form S-4 would still not obviate the need to amend your Exchange Act reports.

2. We note your disclosure that the "Ithaka board of directors concluded that the merger agreement with Alsius is in the best interests of Ithaka's stockholders." We also note that Ithaka's Chairman and CEO is an owner of an entity that manages the 33% owner of Alsius.

   In your letter to shareholders, Cover Page, and at every instance of the assertion "Ithaka board of directors concluded that the merger agreement with Alsius is in the best interests of Ithaka's stockholders," please disclose the aggregate amount of consideration to be paid to all entities in which Mr. Brooke and each of your other officers and directors carries a direct or indirect economic interest. Please supply the Staff with the basis for such calculations, including the names of all entities and a specific description of the particular economic interest in each case.

3. Additionally, affirmatively disclose whether any officer or director of Alsius carries any direct or indirect economic interest in any of the entities identified in the preceding comment. If so, identify the entity and describe the nature of such interest.

4. Please disclose all affiliations, relationships, connections, or otherwise between any officer, director, and shareholder of Ithaka with any officer, director, and shareholder of Alsius in both the letter to shareholders to be attached to the Schedule 14A and the summary section of such document. We may have further comment.

5. Please disclose all affiliations, relationships, connections, or otherwise between any officer, director, and shareholder of each Ithaka and Alsius with any officer, director, and shareholder of Leerink Swann & Co., Inc. or affirmatively disclose that there are none.

6. Additionally, and in light of Mr. Brooke's affiliation with Alsius which apparently existed prior to Ithaka's IPO, please disclose the reason(s) Leerink was engaged as a "financial advisor" for the transaction. Specify in detail the services for which Leerink was engaged and explain why it was necessary to engage Leerink since it appears Mr. Brooke was already affiliated with Alsius. Supply the Staff with an executed, dated copy of all agreements between Leerink and each of Ithaka and Alsius. We may have further comment.

7. Upon filing any Schedule 14A, please specifically identify the manner(s) in which each comment previously issued by the Staff in connection with Alsius' abandoned public

offering has been addressed in the Schedule 14A to be filed by Ithaka. If any comment is not addressed, please provide the basis for not doing so.

8. Supplementally advise us of the number and percentage of Alsius' capital stock owned by the signing shareholders who have approved the merger and the transactions contemplated thereby.

9. Please provide us with copies minutes of the board of directors meetings for the board meetings between when you submitted your letter of intent to Alsius through October 2006.

Prospectus Cover Page

10. We note that one of the conditions contained in the merger agreement is the effectiveness of the Form S-4 initially filed on November 1, 2006. In your Schedule 14A, please disclose the impact of the inability to register such shares upon the proposed merger, Alsius, Ithaka, and their respective shareholders.

11. We note the disclosure that 8 million shares of Ithaka common stock "will be distributed to the Alsius security holders in accordance with the priorities set forth in a schedule attached to the agreement and plan of merger." In your Schedule 14A, please disclose in tabular format the number of shares to be paid as consideration to each person/entity (and specifically identify such persons/entities) pursuant to the merger agreement. Use the last quoted price of Ithaka common stock at the time of filing your Schedule 14A to estimate such amounts.

    We note that, in addition to the 150% return on principal plus interest that the note holders will receive, warrants were also issued to acquire Alsius Series F stock at an exercise price of $3.00. Within the tabular format described above, please specifically identify how such warrants will affect the merger consideration to be distributed.

12. We also note the disclosure that up to 6 million shares of Ithaka common stock will be issued "if certain revenue targets are met during the years 2007, 2008 and 2009." In light of Alsius' historical revenues, which appear to have never been higher than at present, and appear to be on track to reach only $4.4 million for FYE 2006, please clarify the bases for setting such high targets for FYE 2007, 2008, and 2009 (14.8 million, 28 million, and 47 million, respectively).

    We note that such targets would amount to approximately a 336%, 636%, and 1091% growth over what you currently project for FYE 2006. We may have further comment.

13. We note the cross-reference to the risk factor section on the cover page is in all capital letters. All capital letters impede the readability of the disclosure. Instead of all capital

letters, just use bold face or italic type to highlight the information. Revise through proxy/prospectus as appropriate. See for example, the highlighted paragraph on page 43.

14. Revise to add a specific page reference in your cross-reference to the risk factors section.

15. You disclose that the shareholder should sign, date and return the enclosed proxy card. Please clarify, in the same paragraph, how any signed proxy cards will be voted in the event that they are returned without an indication of how the shareholder wishes you to vote. Please also make similar disclosure in the Notice of Special Meeting.

Notice of Special Meeting

16. We note your statement that "the first proposal must be approved by a majority of the shares of Ithaka common stock sold in its initial public offering ("IPO") and present and in person or represented by proxy and entitled to vote at the special meeting." We note that your Form S-1 stated that "We will proceed with the business combination only if a majority of the shares of common stock voted by the public stockholders are voted in favor of the business combination …." Please clarify the requirement for approval of the first proposal.

17. We note the disclosure pertaining to adjournment or postponement of the meeting. We also note that the proxy card indicates that the company "may postpone the special meeting to solicit additional voting instructions in the event that a quorum is not present or under other circumstances if deemed advisable by the Ithaka Board of Directors." The registrant is advised that if they intend to adjourn or postpone the meeting to solicit more votes, it is our view that such postponement or adjournment of the meeting to solicit more votes is a substantive proposal for which the registrant must solicit votes. Clarify whether the postponement or adjournment maybe for the solicitation of additional votes.

Prospectus Summary, page 1

18. We note the disclosure "None of the shares of Ithaka common stock issued to Alsius security holders at the closing of the merger may be transferred publicly for a period of one year following the closing of the merger, at which time one-half of the shares issued to each Alsius security holder may be sold in the public market."

Please clarify throughout your Schedule 14A whether such lock-up applies to the shares of Ithaka common stock to be issued to "holders of outstanding unsecured convertible promissory notes, issued by Alsius Corporation in April 2006, August 2006 and October 2006" as noted on Schedule 1.5(a) of the Merger Agreement.

19. We note your statement that "Alsius markets a comprehensive suite of catheter based

intravascular temperature management products that address an unmet clinical need for effective, accurate, easy-to-use and cost-effective control of body temperature in critical care patients." (Emphasis added.) The basis for comparative factual assertions and for the company's or management's belief in certain qualitative statements must be clear from the text of the proxy statement/prospectus. Revise the disclosure throughout the document to address the concerns of the staff, or advise us supplementally as necessary. We may have further comment.

20. We note the disclosure "Upon consummation of the merger, Ithaka will contribute to Alsius $3,000,000 in cash, to be used for bonus payments to Alsius' management, employees and/or consultants to Alsius as the Alsius' board of directors may determine in its sole judgment" and up to $2 million additional for the next three years.

We note the disclosure contained in Alsius' amended Form S-1 (on file at the time you disclose that discussions were taking place between Ithaka and Alsius) that it had "not reported an operating profit for any year since [its] inception, and… [had] accumulated losses of $58.4 million" through December 31, 2005.

We note your disclosure that Alsius had accrued an additional $8,189,000 loss during the next six months, to arrive at a total accumulated deficit of approximately $66,589,000 as of June 30, 2006.

In light of Alsius' historical financial performance and inability to complete its IPO, please specifically clarify throughout your Schedule 14A the reason(s) why Ithaka has agreed to provide $3 million cash in bonus payments up front and $2 million cash over the next three years.

21. In connection with the preceding comment, please affirmatively clarify the individuals/entities that would be considered for such payments, especially with respect to "consultants."

22. Please revise the presentation in this section to move the bullet point disclosure regarding the $3,000,000 cash bonus payment and possible $2 million additional bonus near the bullet point addressing the amount of shares to be issued in the merger.

Summary of the Proxy Statement/Prospectus

23. Please revise update your disclosure which indicates the amount of funds remaining outside of the trust and the amount of accounts payable and accrued expenses payable.

The Parties, page 10

24. We note your statement that "Alsius does not promote its products for cardiac arrest in the United States, it understands that physicians are using them off label to treat cardiac arrest and it expects use for this indication to increase." Revise to provide the basis for your assertions that physicians are using the product off label to treat cardiac arrest and you expect that the use for this indication to increase. We may have further comment.

25. We note your statement that Alsius "is exploring ways to obtain clearance for cardiac arrest." Please revise to clarify Alsius' plans for obtaining clearance for cardiac arrest. We may have further comment.

Ithaka Inside Stockholders, page 13

26. We note the disclosure "At any time prior to the special meeting, during a period when they are not aware of any material nonpublic information regarding Ithaka or its securities, the Ithaka Inside Stockholders, and/or their affiliates, may enter into a written plan to purchase Ithaka securities pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934. Further, the Ithaka Inside Stockholders, and/or their affiliates, may engage in other permissible public market purchases, as well as private purchases, of securities at anytime prior to the special meeting of stockholders."

   Please advise the Staff of any plans, negotiations, agreements, arrangements, or otherwise surrounding such purchases. Additionally, please provide the Staff with copies of all agreements entered into with respect to such plans. We may have further comment.

27. In connection with the preceding comment, and in light of the fact that it appears no such purchases have yet taken place, please disclose all of the reason(s) why Ithaka Inside Stockholders may engage in such purchases in the future.

28. In connection with the preceding comments, please clarify throughout your Schedule 14A how each Ithaka Insider will vote any shares acquired through the methods described above and the reasons therefore.

Alsius Bonuses, page 14

29. We note that $3 million in bonuses will be contributed to Alsius upon consummation of the transaction for payment to management, employees and/or consultants. Please revise to clarify the timing of these payments and any employment and/or length of service requirements to receive these bonuses (e.g. eligible employees must be employed by Alsius at the date of payment). Also, revise to clarify any employment and/or length of service requirements related to an individual and/or entity receiving a bonus from the up

to $2 million in contingent bonuses.

Fairness Opinion, page 14

30. Please provide the Staff with a dated, executed copy of the Capitalink, L.C. engagement letter.

Appraisal/Dissenters' Rights, page 17

31. We note the disclosure that "The board of directors of Alsius has determined that the consideration to be paid to the Alsius security holders is reasonable and that the merger is in the best interest of Alsius and its security holders." Please clarify in each location where such disclosure appears throughout your Schedule 14A the consideration to be received by each Alsius board member pursuant to the merger agreement as well as the consideration to be received by each class of shareholder noted on Schedule 1.5(a) of the Merger Agreement.

Interests of Ithaka Directors and Officers in the Merger, page 18

32. We note your disclosure that Mr. Brooke, Mr. Hecht and Mr. Glazer purchased 1,250,000 warrants pursuant to an agreement in compliance with Rule 10b5-1. Please provide the Staff with a copy of the dated, executed agreement, the date(s) of such purchases and the measures taken to ensure compliance with Rule 10b5-1.

Regulatory Matters, page 21

33. Please provide the Staff with a detailed legal analysis as to the basis for the Board's determination that no HSR filing was necessary, including all board resolutions in connection thereto.

Alsius' Selected Historical Financial Information, page 22

34. Please revise to present the income (loss) per share and cash dividends declared per share for each period presented in accordance with Item 301 of Regulation S-K.

Comparative Per Share Data, page 25

35. Please revise to present Alsius' income (loss) per share and pro forma income (loss) for each of the 3 most recent years and subsequent interim period. Present historical book

value per share for Alsius for the most recent year and subsequent interim period. Please refer to the Instructions to paragraphs (e) and (f) of Item 3 of Form S-4. Although this transaction is not a pooling, the pooling guidance continues to apply to reverse acquisitions involving a shell company and an operating company.

Risk Factors, page 26

36. Please revise your risk factor subheadings to concisely state the specific material risk each risk factor presents to your company or investors and the consequences should that risk factor occur. For example, the subheading for the second factor merely reads "Alsius competes primarily with conventional temperature management products that currently have greater market penetration, as well as with other novel temperature management products." Avoid simply referring to a fact about your company or a future event in your subheadings. Please revise your subheadings so that they adequately describe the specific risk that results from the stated fact.

37. Please revise to provide a risk factor to address the fact that the warrant holders may not be able to exercise the warrants during the 30-day period (e.g. measurement period) prior to the redemption date as a prospectus may not be current and the warrants may not be exercisable during that period. Due to these circumstances, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

38. We note the disclosure in Risk Factor One: "Alsius does not promote or advertise Alsius' CoolGard system and its accompanying single-use disposable catheters for cardiac arrest or other off label uses." However, we also not the disclosure throughout your Form S-4 that Alsius and Ithaka are aware that Alsius' products are being used for off label applications and actually view such applications among Alsius' "current markets."

Please add a risk factor discussing the risks attendant to Alsius' knowledge that a significant amount of its revenue is generated from off label treatment, especially in light of your disclosure that "Alsius withdrew its request for cardiac arrest clearance because the FDA stated that it would require additional safety and efficacy data from a randomized, controlled human clinical trial."

Quantify the amount of such revenue as well as the potential increased liability if Alsius were to be found to have sold its products in conscious disregard of such off label use. If such potential liability is unlimited, specifically state.

Additionally, please specifically address how Alsius is aware that "a significant amount of Alsius' revenue in the United States is generated from off label treatment of cardiac arrest" if it "does not promote or advertise" for such off label use.

39. We note your statement in risk factor two that "If Alsius's potential customers have

already purchased competing products, they may feel the need to recoup the cost of those products before they consider purchasing Alsius's products, <u>even if they believe Alsius's products are superior</u>." Risk factor discussions should not contain any mitigating language. Revise to delete the mitigating language throughout your risk factors section.

40. Revise your fifth risk factor to indicate the percentages Euromed and Fuchs Medical accounted of Alsuis's revenues for the fiscal years ended 2004 and 2005.

41. Please revise risk factor fifteen to identify the one supplier of a key component of its product.

42. The discussion in the twenty second risk factor is substantially similar to the risks being addressed in the sixth risk factor. Please delete this discussion from the twenty second risk factor and consolidate the discussion in the sixth risk factor.

43. The risk factors need to be set forth in the order of materiality. Revise your risk factors to present the risk factor "The funds held in trust and released to Ithaka upon consummation of the merger may not be sufficient for Alsius to operate its business beyond 2007 …" at the beginning of the risk factors section.

44. Please revise to add a risk factor related to an effective registration statement not being in place at the time of warrant exercise and specifically state, if true, that (i) the Registrant has no obligation to net cash settle the warrants in the absence of an effective registration statement as disclosed in their Warrant Clarification Agreement, (ii) if the prospectus relating to the common stock to be issued upon the exercise of the warrants is not current the warrants may expire unexercised and worthless and (iii) a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

<u>Voting Your Shares, page 42</u>

45. We note your statement that "If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by our board "**FOR**" the adoption of the merger proposal, the name change amendment, the capitalization amendment, the Article Sixth amendment and the equity incentive plan proposal." Please revise to highlight the entire noted statement by the use of bold face type or italics.

<u>Ithaka Inside Stockholders, page 44</u>

46. We note your disclosure on page 45 that the Ithaka Inside Stockholders will vote their shares with respect to "all of the other proposals." Please specify in this location the

manner in which such shareholders will vote their shares with respect to the merger.

The Merger Proposal, page 46

47. Please revise to indicate the percentage the Alsius security holders will own of Ithaka's common stock.

Alsius Bonuses, page 46

48. Please specifically identify all persons who may be subject to the second paragraph of this section.

Background of the Merger, page 46

49. Specifically disclose when you began the "efforts and…research" that identified over 100 companies, as disclosed on page 47.

50. Please revise to clarify the criteria used to narrow the search from over 100 companies to the preliminary discussions with the six companies.

51. Specifically disclose when you began the "preliminary discussions" disclosed in the second full paragraph of page 47.

52. Please revise to clarify if Ithaka, its management or any initial shareholders have had any pre-existing relationships with Alsius or its affiliates.

53. Revise to provide a detailed time line concerning Ithaka's contacts with prospective targets.

54. Specifically disclose when the letters of intent disclosed in the second full paragraph of page 47 were sent. Please provide us with dated, executed copies of each letter.

55. Disclose the specific date upon which Alsius decided to postpone its public offering "until market conditions improved."

56. Reconcile your disclosure that Alsius decided to postpone its public offering "until market conditions improved" with the Form RW that Alsius submitted in order to withdraw its Form S-1 which appeared to suggest that the signing of the merger agreement with Ithaka was the reason.

57. Disclose the specific date upon which Alsius requested Leerink to "assist…in exploring

potential financing alternatives for Alsius and authorized LSC to contact representatives of Ithaka."

58. Disclose the specific date upon which Mr. Brooke was first contacted by LSC.

59. Briefly indicate the services provided by Leerink Swan & Co. Clarify whether Leerink Swan & Co. was paid or will be paid any finders fee or similar fee in connection with the merger.

60. Describe, in greater detail, discussions during the period between July 2006 and October 2006.

61. Discuss each meeting in detail. Describe the substance of all material discussions. Wherever possible, identify the individuals at each meeting.

62. Discuss the negotiations of the merger in greater detail. Clarify how the final consideration was determined. Discuss whether any valuation of Alsius was conducted prior to or during the merger negotiations. Indicate whether any valuation of Alsius was presented to the Ithaka board of directors prior to their approval of the merger on October 3, 2006. Discuss whether and/or how Capitalink, L.C. participated in determining the consideration to be paid to Alsius.

63. We note that certain financial information, including financial projections, was provided to Ithaka's management on September 14, 2006. Advise us who prepared the projections. Supplementally provide us with these projections. In addition, please provide us with a detailed analysis for any conclusion that the non-public information is not material and therefore need not be disclosed. We may have further comment.

64. Provide us with copies of all non-public information received by the Ithaka, their affiliates and representatives that led to the execution of the merger agreement. We specifically note that Capitalink reviewed non-public information which included financial projections, other internal financial information and management reports.

65. Revise to specifically indicate when Capitalink provided its signed opinion regarding the fairness from a financial point of view to Ithaka.

66. We note your statement that all of the company's officers and directors are experienced financial analysts and are capable of applying sophisticated judgment to financial projections and other financial information. Please revise to provide a separate section addressing the board's and management's extensive experience in performing financial analyses, due diligence and their qualifications in valuing companies or advise us why the disclosure is not necessary.

67. We note that Capitalink delivered a presentation to the board of directors. Any

presentations or reports prepared by management or Capitalink, prior to the board's determination on October 3, 2006 to approve the merger, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at the board meetings should be supplementally provided to the staff. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

68. Specifically address whether any due diligence package regarding Alsius was presented to the board of directors on October 3, 2006. Address the information presented regarding Alsius in reasonable detail.

Reasons for the Approval of the Merger, page 48

69. Revise to clarify whether the discussion within each noted factors is the board's conclusions regarding those factors.

70. If the noted statements within the factors are not the board's conclusions regarding the factors, please disclose the basis for each qualitative statement contained within this section. If you can not provide support, such statement(s) should be removed.

71. Please revise to define AMI (i.e. acute myocardial infarction) on page 49.

72. We note the following disclosure on page 48: "As all of our directors and officers are experienced financial analysts and believe that they are capable of applying sophisticated judgment to financial projections and other financial information, as well as to management capabilities and other business factors, we did not engage any outside financial or other advisors to assist us during the period we were searching for a business combination partner."

In this section, please specifically explain the impact that each of the following apparent inconsistencies has upon your management's determination that the Alsius acquisition is "in the best interests of Ithaka's shareholders."

Large Target Market with Significant Growth Opportunities: "In examining the therapeutic temperature management markets, our research identified three current markets and two markets of material potential. Current markets include 1) fever control in the Neuro ICU, 2) cardiac arrest, and 3) cardiothoracic surgery. We estimate on a worldwide basis that the number of patients treated each year in these categories exceeds 2 million in the aggregate. Assuming a catheter cost in excess of $500 per patient results in the potential revenue estimate for each of these markets in excess of $1 billion. "

Please explain how these may be current markets if Alsius is not cleared for such treatment.

Disposable-Driven Product / Business Model: "several other large markets may become available, including hypothermic treatment for myocardial infarction and stroke. Clinical trials are ongoing for these indications, each of which would provide an additional source of millions of patients who could appropriately be treated should such intervention prove effective in these trials."

Please reconcile with your disclosure elsewhere that clinical trials have been abandoned.

73. The recommendation of the board of directors should be substantially revised and expanded to provide a reasonably detailed discussion of the basis for the recommendation and a detailed analysis of the factors considered and conclusions reached. In addition, the discussion should provide an analyses and conclusions about each factor, and indicate whether the factor was favorable, unfavorable or neutral to the board's conclusion.

74. To strike a more balanced presentation, include a summary of the possible disadvantages of the merger considered by the board of directors.

Merger Provides Financial Resources to Capitalize Alsius's First Mover Status and Pursue Acquisition Opportunities, page 49

75. Please disclose the "other product lines" identified for possible acquisition discussed in this section.

76. Please disclose the specific "cost saving initiatives" that will be possible as a result of the capital available from the proposed merger.

77. Please disclose how your operating leverage may be improved as a result of the capital available from the proposed merger. It appears that your operating margins have remained similar after various other financing rounds undertaken in the past.

High Quality Due Diligence, page 50

78. We note the disclosure under the heading "High Quality Due Diligence." Please clarify how the board considers the methodology disclosed ("we interviewed several physicians and nurses with respect to Alsius's [sic] technology and competition. The board concluded that Alsisus's [sic] products were preferred over other interventional routes.")

79. We note your reference to "High Quality of Due Diligence" as a factor considered by the board. Clarify how the due diligence performed differed from standard due diligence performed with acquisitions.

Interest of Ithaka's directors and officers in the merger, page 50

80. Include discussion of each officer's and director's direct and indirect economic interest(s) in Alsius.

81. Please disclose the price at which the options discussed in this section will be exercised.

Fairness Opinion, page 51

Aggregate Consideration Analysis, page 54

82. Please detail the "Assumed net debt at closing of approximately $3.0 million."

Comparable Company Analysis, page 55

83. We note the disclosure on page 55 that "Capitalink identified…nine companies that it deemed comparable to Alsius with respect to their industry sector and operating model. All of the comparable companies provide medial devices for use in acute care settings." Please disclose which of these companies, if any, earn "significant" revenues from off label sue of their products, as you disclose Alsius does.

84. We note the disclosure on page 55 that all of the comparable companies are larger than Alsius in terms of revenue. Disclose how management determined that comparisons with such companies would be relevant in light of Alsius' revenues being, at best, 2.3 times less than the smallest of the comparables and, at worst, 113.8 times smaller than the largest of the noted comparables.

Comparable Transaction Analysis, page 56

85. Please revise to disclose the six comparable transactions since January 2003 used by Capitalink in the analysis disclosed on page 57.

Unaudited Pro Forma Financial Statements
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2 – Pro Forma Adjustments, page 84

86. We note adjustment D relates to $3.0 million in cash bonuses committed to management. Please revise to clarify how these bonuses have been presented as part of the transaction (e.g. distribution, compensation expense) and your basis for this presentation.

87. We reviewed your pro forma adjustments and it is unclear how adjustments H, I and J are appropriate. Pro forma adjustments (pursuant to Article 11 of Regulation S-X) shall give effect to events that are directly attributable to each specific transaction, factually supportable, and expected to have a continuing impact (for income statement adjustments). In addition, infrequent or nonrecurring items included in the underlying historical financial statements of the registrant or Alsius and that are not directly affected by the transaction should not be eliminated. Accordingly, please revise to remove all such adjustments from the face of the pro forma financial statements. If you continue to believe your adjustments are appropriate, provide a detailed explanation supporting your conclusion for each item and justify how your accounting treatment is consistent with Article 11 of Regulation S-X (i.e. clarify how each is directly attributable to the transaction, factually supportable, and expected to have a continuing impact).

Business of Alsius, page 101

88. We note that, in many respects, your registration statement appears promotional, rather than factual, and should be significantly revised to remove all promotional statements. Speculative information should not be included unless it is clearly labeled as the opinion of management of the Company and the disclosure includes the reasonable basis for such opinions.

We additionally continue to note the many statements in your registration statement that proclaim the potential benefits of your product candidates but, again, given the state of your testing, we are unclear as to the reasonable basis for these strong affirmative statements and how you are able to draw such conclusions. The reasonable basis for comparative factual assertions and for your beliefs in certain qualitative statements must be clear from the text of the prospectus or provided to the staff as a supplemental submission. If your support comes from third parties, please name them in the prospectus and file as exhibits their consents to being named in the prospectus and to the summary of their reports. If you cannot provide us with the reasonable basis for these assertions, you should delete them. The Commission encourages the use of projections, but there must be a reasonable basis for projections. There does not appear to be a reasonable basis for the amounts presented, therefore they should be removed.

89. We note the following disclosure on page 101: "Alsius believes the potential worldwide market for sales of its catheters exceeds $2.3 billion annually. This estimate is based on Alsius' estimate of the worldwide incidence of acute conditions treatable with Alsius's products, whether under current regulatory clearances or off-label, and assumes one catheter is sold for every eligible patient treatment. These estimates include documented and undocumented data and Alsius's estimates and extrapolations of such data. "

   Disclose the market, the amount of such market, and percentage of sales Alsius contributes <u>for conditions that Alsius currently has regulatory clearance</u>, both within and outside the United States. As noted above, you must provide the basis or source for your estimates of the potential annual worldwide market for sales of disposable catheters for each indication.

Clinical Studies and Regulatory Clearances, page 109

90. Explain how Alsius is "exploring paths to obtain FDA clearances" as you disclose on page 110 if, as it appears from your disclosure, Alsius is not currently conducting any clinical trials. How may Alsius obtain clearance without clinical trials.

Intellectual Property, page 112

91. Affirmatively state whether you are currently in negotiations with Edwards LIfesciences. If not, explain how you may be "successful in renewing the license agreement" you discuss on page 112.

Alsius Management's Discussion and Analysis Of Financial Condition and Results of Operations, page 116

92. We note the discussion contained in risk factor six: "Alsius has not yet generated sufficient cash from operations to finance its business. Alsius has financed its operations to date principally through the private placement of equity securities and debt securities convertible to equity…These losses may be substantial and Alsius may never achieve or maintain profitability. Alsius has not yet been able to finance its operations with the cash generated from its business."

   In light of such discussion, please detail in your MD&A discussion the reasons why Ithaka decided to acquire Alsius, including, but not limited to:

   Ithaka's management's analysis as to why now is the right time to acquire Alsius; and

   The reason(s) why Ithaka's management believes Alsius will be "able to finance its operations with the cash generated from its business its own revenues in the future" (in contrast to the suggestion in Risk Factor Six).

We especially note your statements on page 29 that "Alsius has not reported an operating profit for any year since its inception, and from its inception through December 31, 2005, it had accumulated losses of $58.4 million. Alsius expects to incur net losses for the foreseeable future."

93. Reconcile your discussion of "inefficiencies in [the] manufacturing process" and "increased efficiencies of fixed and partially fixed manufacturing costs" on pages 120 and 121.

Results of Operations, page 120

94. We note that the cost of revenue has exceeded revenue for each period for which a statement of operations is presented and that this trend is attributed to inefficiencies in the manufacturing process, which are attributed in part to "the limited number of CoolGard systems and catheters produced and sold in relation to fixed and partially fixed manufacturing costs." Please expand this disclosure to explain the specific nature of the manufacturing inefficiencies, describe the nature of the fixed and partially fixed manufacturing costs, describe the reasons why this trend has occurred without any apparent change or attempts to change to date, and explain fully the nature and timing of the planned cost reduction initiatives.

Liquidity and Capital Resources, page 123

95. Please revise your disclosure to include an analysis of the components of the statements of Alsius's cash flows (i.e. operating, investing, and financing activities) that explains the significant period-to-period variations in the line items (e.g. provide an explanation of the basis for the changes in accounts receivable, inventory, accounts payable and accrued expenses, and equity and debt financing). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows.

96. In connection with the comment above, please provide a discussion of the changes in Alsius's cash flows for the year ended December 31, 2004 to the year ended December 31, 2003.

Uses of Capital Resources, page 124

97. We note that Alsius plans to seek regulatory approval for new indications for its products. Please revise to disclose the expected timing and source of such liquidity for each indication's regulatory approval (e.g. we plan to start clinical trials for the cardiac arrest

indication in 20XX which would require approximately $Y over Z years).

98. Please revise to present your contractual obligations for periods consistent with the guidance of Item 303(a)(5) of Regulation S-K.

Description of Ithaka Common Stock and Other Securities

Warrants, page 140

99. Please revise your description to clarify the fact that a purchaser of a unit may pay the full unit purchase price solely for the shares underlying the unit (since the warrants may expire worthless).

Alsius Financial Statements

Balance Sheets, page F-3

100.   We note Alsius presents deferred compensation on its balance sheet related to stock-based compensation. Tell us how this presentation is consistent with the provisions of paragraph 74 of SFAS 123(R).

Statements of Operations, page F-4

101.   We note you have presented stock based compensation in a separate note on the face of the statements of operations. In accordance with SAB Topic 14.F, the presentation of this information might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. Please revise to comply.

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-12

102.   We note Alsius sells products domestically through its direct sales force. Considering Alsius is growing its business by introducing its catheters to acute-care hospitals, tell us about the return rights, if any, of expired products from these hospitals and how these return rights impact Alsius' revenue recognition policy.

103.   Please revise to disclose Alsius' revenue recognition policy as it relates to sales to distributors. Tell us how Alsius assesses levels of inventory in the distribution channel, estimated shelf life (or expired product), and expected introductions of new products that may result in larger than expected returns of current products. Tell us also to what extent Alsius considers information from external sources (e.g., end-customer demand, third-party market research data) to assist them in such critical estimates. In addition, discuss any sales made to distributors wherein such sales are as a result of incentives or in excess of the customer's ordinary course of business inventory level.

104.   Revise to include the term of the evaluation period and disclosures required by paragraph 23 of SFAS 13.

Note 6 – Accrued Liabilities, page F-16

105.   In order to provide an investor with a better understanding of this balance sheet amount, please revise to disclose the components of other accrued liabilities for each period presented.

Ithaka Acquisition Corp. Financial Statements

General

106.   In order to justify equity classification of the warrants issued in the Unit Offering, the underlying agreement or clarification thereto must state unequivocally that the warrants may expire unexercised and worthless if a prospectus relating to the common stock to be issued upon the exercise of the warrants is not current. Please revise such that the financial statements are appropriately presented.

Notes to Financial Statements

Note 2 – Initial Public Offering, F-41

107.   Please revise to include disclosure related to the exercise of the warrants and UPO. For example, disclosure related to the warrants should be consistent with Section 3.3.2 of your clarified warrant agreement. Revise disclosure in your description of securities section accordingly.

Other Regulatory

108.   Please provide current consents and update all financial statements in accordance with Rule 3-12 of Regulation S-X.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian Bhandari (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or David Link, who supervised the review of your filing, at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: David Miller (by facsimile)
        212.818.8881